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                                                                EXHIBIT 1.A.(10)

              Description of Merrill Lynch Life Insurance Company's
                        Issuance, Transfer and Redemption
                      Procedures for Contracts Pursuant to
                            Rule 6e-3(T)(b)(12)(iii)

        This document sets forth the administrative procedures that will be followed by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") in connection with the issuance of certain of its modified single premium variable life insurance contracts ("Contracts") issued through the Merrill Lynch Variable Life Separate Account (the "Separate Account"), the transfer of assets held under the Contracts, and the redemption by owners of their interests in said Contracts.

I.      Procedures Relating to Issuance and Purchase of the Contracts


        A.      Term Cost Structure, Premiums
                And Underwriting Standards

                The term cost charges for Merrill Lynch Life's Contract will not be the same for all contract owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform term cost for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform term costs for all insureds, for a given face amount there will be a uniform term cost schedule for all insureds of the same issue age, sex and underwriting classification. Similarly, the face amount that a contract owner can purchase with an initial premium will also vary to reflect factors similar to those that affect term cost charges.

        The Contract is a variable life insurance contract providing coverage on an insured named under the contract and payable upon the death of the insured. The contract provides for life insurance coverage which is guaranteed to remain in force until the insured's attained age


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100. The Contract will not be canceled by the Company during the guarantee period unless the contract debt exceeds the surrender value. After the guarantee period, the Contract will remain in force as long as there is not excessive contract debt and the Contract's net surrender value is sufficient to cover the charges due.

        The initial face amount is determined based on the amount of the initial premium to provide a guarantee period until the insured's attained age 100.

        The contract will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and contract benefits for their insured residents, Merrill Lynch Life will comply. In addition, the premium paid by an owner will be specified in the Contract.

        B.      Application and Premium Processing

        When a completed application is received, Merrill Lynch Life will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may require that further information be provided by the proposed insured before a determination can be made. Merrill Lynch Life uses two methods of underwriting, simplified underwriting and para-medical or medical underwriting. Insureds in a standard classification will have their maximum cost of insurance rates based on the 1980 smoker/nonsmoker, male/female CSO mortality table. For insureds in a substandard underwriting class, Merrill Lynch Life will use a multiple of these tables.

        The date on which a Contract is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the contract. The initial premium will be credited to the Separate Account and the account value will begin to

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vary with investment experience on the business day next following receipt of the initial premium at the Merrill Lynch Life's Variable Life Service Center (the "Service Center"), which is generally the contract date.

        The contract date is the date used to determine contract processing dates, contract years and anniversaries. Contract processing dates begin on the contract date and occur on the same day of the month as the contract date, at the end of each three month processing period. Contract processing dates are the days when Merrill Lynch Life deducts certain charges from or adds credits to a Contract's account value.

        The in-force date is the date when underwriting is complete and the initial premium payment and any policy amendments are received at the Service Center.

        Until 14 days following the in-force date the initial premium will be invested in the subaccount investing in the Domestic Money Market Fund. At the end of that period, the account value will be allocated among the subaccounts in accordance with the owner's instructions.

        If an age or sex given in the application is wrong, the face amount or any other Contract benefit may also be wrong. Merrill Lynch Life will pay the benefit that any premium would have bought at the correct age or sex.

        C.     Additional Payments

               An owner may make up to 4 additional payments in the first Contract year. Merrill Lynch Life will require additional evidence of insurability before accepting an additional payment.

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        The additional payment will be invested in the subaccount investing in the Domestic Money Market Fund on the next business day following receipt of the payment at the Service Center. On the day Merrill Lynch Life completes its underwriting and accepts the additional payment, the amount applicable to the additional payment in the subaccount investing in the Domestic Money Market Fund will be allocated among the subaccounts in accordance with the owner's instructions or if no instructions have been received in proportion to the account value in each subaccount on that date.

        Once underwriting is completed and the payment is accepted, the account value is increased by the amount of the payment. We also increase the variable insurance amount by the amount of the payment multiplied by the applicable net single premium factor. As of the effective date of the premium payment, Merrill Lynch Life will increase the contract's face amount. The fixed base is used to determine the increase in the face amount. As of the effective date of the payment the fixed base is increased by the amount of the payment. If the effective date is not a processing date we also increase the fixed base by an amount of interest on the premium paid from the effective date to the next processing date at an annual rate of 4%. The amount of the increase is determined by multiplying the increase in the fixed base by the net single premium factor as of the processing date on or next following the effective date of the payment.

        D.     Grace Period

               A Contract may be canceled by Merrill Lynch Life after the end of the guarantee period if the surrender value on a contract processing date is negative. The Contract, however, provides for a 61-day grace period. The grace period will end 61 days after Merrill Lynch Life mails a notice to the owner stating that it may terminate the contract.

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        The Contract will lapse at the end of the grace period unless Merrill
Lynch Life has received payment of the charges which were due on the contract processing date when the surrender value became negative. The amount of the charges will be shown on the notice.

               During the grace period the death benefit will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges.

               E.     Reinstatement

               A Contract that is canceled by Merrill Lynch Life may be reinstated while the insured is still living. The Contract will be reinstated if, within three years after the end of the grace period, Merrill Lynch Life receives from the Contract's owner, (a) an application to reinstate the Contract; (b) satisfactory evidence of insurability; and (c) a reinstatement premium payment. The reinstatement premium is the minimum premium for which Merrill Lynch Life would then issue a contract with the same face amount as the original contract, based on the insured's attained age and underwriting class as of the effective date of the reinstated contract.

                The reinstated Contract will be effective on the contract processing date on or next following the date Merrill Lynch Life approves the reinstatement application.

                F.      Repayment of Loan

                A loan or any part of a loan under a Contract may be repaid while the insured is living and the Contract is in force. Upon repayment of a contract loan, a transfer will be made from Merrill Lynch Life's general account to the Separate Account in an amount equal to the amount repaid. An owner may designate the subaccount to which the repayment will be made, otherwise the repayment will be allocated in proportion to the account value in each subaccount as of the date of the repayment.

II.     Transfers Among Subaccounts


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        The Separate Account currently has 17 subaccounts which invest in corresponding portfolios of Funds as follows: 5 subaccounts invest in portfolios of the Merrill Lynch Variable Series Funds, Inc.; 2 subaccounts invest in portfolios of the AIM Variable Insurance Funds; 2 subaccounts invest in portfolios of the Alliance Variable Products Series Fund, Inc.; 2 subaccounts invest in portfolios of the MFS Variable Insurance Trust; 1 subaccount invests in a portfolio of the Mercury HW Variable Trust; 1 subaccount invests in a portfolio of the Davis Variable Account Fund, Inc.; 1 subaccount invests in a portfolio of the Delaware Group Premium Fund; 1 subaccount invests in a portfolio of the PIMCO Variable Insurance Trust; 1 subaccount invests in a portfolio of the Seligman Portfolios, Inc.; and 1 subaccount invests in a portfolio of the Van Kampen Life Investment Trust.

        The Funds are registered under the Investment Company Act of 1940 as open-end investment companies. The owner may transfer among the subaccounts as often as he or she chooses. Allocations can be made to as many as five subaccounts at a time.

III.    Redemption Procedures:  Surrender and Related Transactions

        A.      Surrender for Net Surrender Value

                An owner of a Contract may surrender the Contract for its net surrender value at any time while the insured is living. The surrender is effective on the date the contract owner transmits the written request and the Contract to Merrill Lynch Life. Merrill Lynch Life will calculate the net surrender value based on the next computed value after the request and Contract are received at the Service Center. The net surrender value will usually be paid within seven days after a written request in a form satisfactory to Merrill Lynch Life and the Contract are received at the Service Center.

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                The net surrender value on each contract anniversary equals the account value less the surrender charge. On a contract processing date other than a contract anniversary Merrill Lynch Life also subtracts the accrued net loan cost if there has been any contract debt during that contract year. On a date during a contract processing period Merrill Lynch Life also subtracts the accrued cost of insurance charge and accrued expense charge.

                Merrill Lynch Life will make the payment of the net surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the account value (applicable to the Contract) held in the Separate Account.

                In lieu of receiving the net surrender value in a single sum upon surrender of a Contract, the owner may elect to apply the net surrender value under one or more of the Income Options described in the Contract. The Income Options are subject to the restrictions and limitations set forth in the Contract.

        B.      Death Claims

                The Death Benefit on or prior to the Insured's attained age 100 is the greater of the face amount and the variable insurance amount. After the insured's attained age 100 the death benefit is the contract value. During the grace period the death benefit will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges.

                Merrill Lynch Life will determine the variable insurance amount daily to take into account the investment experience of the designated subaccounts. The variable insurance amount is determined by multiplying the contract value by the appropriate net single premium factor. The death benefit will never be less than the amount required to keep the Contract qualified as life insurance under Federal income tax laws.


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                Death benefit proceeds equal the death benefit, less any loan debt. Merrill Lynch Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at the Service Center of the Contract, due proof of death of the insured, and all other requirements necessary to make payment. Where required by law, the amount payable also will include interest from the date of the death to the date of payment.

                Merrill Lynch Life will make payment of the death benefit proceeds out of its general account and will transfer the account value (applicable to the Contract) out of the Separate Account to the general account. In lieu of payment of the death benefit in a single sum, one or more Income Options may be elected as described in the Contract.

        C.      Contract Loan

                The owner may borrow an amount equal to the difference between the loan value and the contract debt. The loan value of the Contract equals 90% of the surrender value. The surrender value for this purpose will be the net surrender value plus any contract debt. Payment of the loan from Merrill Lynch Life's general account will usually be made to the owner within seven days of receipt of the request. Interest accrues daily at an effective annual rate of 5.0% compounded annually. The smallest loan will be for $500. With a proper request to Merrill Lynch Life, an owner may designate the subaccounts from which the loan amounts will be transferred. When a loan is taken out, a portion of the account value equal to the loan is transferred from the Separate Account to Merrill Lynch Life's general account. Unless designated otherwise by the owner, loans will be taken from the subaccounts of the Separate Account based upon the account value in each subaccount as of the date the loans are made. The amount maintained in the general account will not be credited with the return earned by the Separate Account during the period the loan is outstanding. Instead, interest will be credited

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daily at an effective annual rate of 4%. Therefore, taking a loan will have a permanent effect on the surrender value and may have a permanent effect on the death benefit whether or not repaid in whole or in part.

                The amount of any outstanding loans plus accrued loan interest is subtracted from the death benefit to determine the amount of death benefit proceeds or from the surrender value when calculating the net surrender value.

                Whenever the outstanding loan amount plus accrued loan interest (loan debt) exceeds the surrender value the Contract terminates 61 days after notice has been mailed by Merrill Lynch Life to the owner and any assignee of record at their last known addresses, unless a payment is made.

        D.      Partial Withdrawals

                After the first contract anniversary, an owner may make partial withdrawals of the contract's net surrender value by sending a written request in a form satisfactory to Merrill Lynch Life. The withdrawal is effective on the date the Service Center receives the request. The maximum amount of a partial withdrawal and the frequency at which withdrawals are permitted are shown in the Contract.

                As of the effective date of the withdrawal, the account value of the Contract will be reduced by the amount of the partial withdrawal and any applicable surrender charge. Merrill Lynch Life will allocate the reduction in the account value in accordance with the contract owner's instructions, otherwise the allocation will be among the subaccounts in proportion to the account value in each subaccount as of the effective date of the partial withdrawal. The variable insurance amount will also be reduced by the amount of the partial withdrawal and any

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applicable surrender charge multiplied by the appropriate net single premium factor as of the effective date.

                As of the effective date of a partial withdrawal the Contract's face amount will be reduced. The fixed base is used to determine the decrease in the face amount. As of the effective date of the withdrawal, the fixed base is decreased by the amount of the withdrawal. If the effective date is not a processing date, the fixed base is also decreased by an amount of interest on the withdrawal from the effective date to the next processing date at an annual rate of 4%. The amount of the decrease in the face amount is determined by multiplying the decrease in the fixed base due to the withdrawal by the net single premium factor as of the processing date on or next following the effective date of the withdrawal.

        E.      Exchanging the Contract

                An owner may exchange the contract for a fixed contract with benefits that do not vary with the investment results of a separate account provided Merrill Lynch Life receives the owner's request to exchange and the original contract within 18 months of the issue date of the Contract. The new Contract will have the same owner and beneficiary as the original contract on the date of the exchange. It will also have the same issue age, issue date, face amount, surrender value, and underwriting class as the original Contract.